INTERNATIONAL TOWER HILL MINES LTD.

(An Exploration Stage Company)

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

January 26, 2007

Introduction

This Management Discussion & Analysis for International Tower Hill Mines Ltd. (the “Company” or “ITH”) for the six months ended November 30, 2006 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of January 26, 2007, and should be read in conjunction with the Company’s unaudited consolidated financial statements and the accompanying notes for the period ended November 30, 2006 and the Company’s audited consolidated financial statements for the year ended May 31, 2006.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars.  The Company is presently a “Venture Issuer” as defined in NI 51-102.

This MD&A contains certain statements that may constitute “forward-looking statements”.  Forward-looking statements include but are not limited to, statements regarding future anticipated property acquisitions, future anticipated exploration program results and the timing thereof, discovery and delineation of mineral resources/reserves, business and financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or which by their nature refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the Company’s ability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations.

This management discussion and analysis contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Overall Performance

During the three month period ended November 30, 2006, the Company:

  expanded its mineral tenure holdings on its Chisna and Livengood projects conducted drilling on its LMS and Livengood project
  received encouraging drill results from the Terra, LMS and Livengood projects received encouraging surface sampling results from the Chisna, West Tanana, Blackshell and Coffee Dome projects.

Required expenditures, as well as lease and claim payments and filling requirements, for all of the Company’s properties have been met or paid for 2006 (with the exception of the Caribou Project, the lease for which was terminated on January 24, 2007).  In addition, the required expenditures for the two AngloGold option properties (LMS and Terra) have been meet for 2006, as well as annual overall expenditures.

The Company’s plans over the next 12 months are to proceed with its proposed 2007 exploration programs on its existing Alaskan properties.  The Company’s long-term goal is to discover and develop major economic mineral deposits and grow the Company through an expansion of its project portfolio.

Property Descriptions and Current Exploration Activities

Sale Properties

Livengood

The primary target on the Livengood Project is Cretaceous intrusion-related gold, hosted in Devonian sediments and volcanics. The system as currently characterized has potential for a large, low-grade bulk-mineable deposit.

The Livengood land package was expanded in this quarter, as follows:

1.

the Company acquired rights to the Hanneman/Bergelin ground, which lies to the north and northwest of the Company’s existing land package.  This ground was leased for an initial 10 year term, and requires yearly lease payments and work commitments, plus a production royalty equal to from 2% - 5% of net smelter returns (depending upon the price of gold).  The Company can purchase the property (including the production royalty) for USD 10,000,000; and

2.

the Company has also acquired, by lease, rights to one other claim block in the project area.  This lease is also for an initial 10 year term, and requires annual minimum royalty payments, plus production royalty payments equal to 2% of net smelter returns.  The Company can acquire the land (including the production royalty) for USD 1,000,000 (less royalty payments made to date).

Work in 2006 consisted of soil sampling and diamond drilling.  Drilling began on the 15th of September and ended on the 6th of November.  A total of 1,227 metres of HQ core were drilled in five holes with two holes abandoned at shallow depths.  The first four holes were drilled to test for favourable intrusive and volcanic rocks along the northern extent of the system on the north flank of Money Knob, to look for potential zones of higher grade mineralization.  The last three holes were drilled to evaluate a new very high grade soil anomaly on the southwest flank of the hill, 1.5 kilometres from the main anomaly.

All four holes in the main anomaly encountered gold mineralization related to narrow phaneritic intrusive bodies.  Grades in these zones were on the order of 0.5g/t gold, similar to those found in other areas in previous drilling.  Mineralized volcanic rocks were encountered in three holes.  The best intercepts include:

Hole No.	From (m)	To (m)	Width (m)	Grade (g/t Au)	Target
MK-06-05	33.2	41.1	7.9	0.56	Intrusion hosted
MK-06-06	72.8	78.3	5.5	0.68	Intrusion and sediment hosted
MK-06-07	12.2	18.1	5.9	0.53	Intrusion and sediment hosted
	89.6	103.3	13.7	1.07	Intrusion and sediment hosted
	123.9	218.5	94.6	1.59	Igneous breccia hosted
Including	166.7	197.2	30.5	2.79	Higher Grade Core Zone
MK-06-08	26.8	38.4	11.6	0.55	Sediment hosted
	258.5	287.4	28.9	0.6	Intrusion and sediment hosted

The most important results come from hole MK-06-07, which intersected a favourable combination of host rock and structure.  The result was a broad interval of alteration and veining that yielded 95 metres at 1.6g/t gold.  Based on the orientation of bedding and faulting in this zone it can be inferred that the favourable host rock package (volcanics and intrusive) has a true thickness of approximately 50 metres and that the fault zone strikes approximately 110 degrees.  The higher-grade mineralized structural zone appears to be several hundred meters wide and will be the focus of future drilling on the project.

A good case can be made to connect the mineralization found in MK-06-07 with a mineralized zone exposed during trenching in 2004.  If this proves to be the case then the strike length of the mineralized structure is at least 800 metres.

A gold characterization study is currently being undertaken by Hazen Research Laboratories.  The preliminary results show that the bulk of the gold is present as native gold grains ranging in size from 1-10 microns in and around arsenopyrite grains.  The initial testing indicates the sulphide material would have direct cyanidation extractions in the 60% range (initial test at 200 mesh grind).  Further work is ongoing.

Livengood has long been perceived as a district where only low grade mineralization is present.  The discovery of a significant zone of mineralization with greater than 2g/t gold breaks that historical perception.  The Company’s focus will be to expand the existing core zone of high-grade mineralization and test other similar targets in the Money Knob area to provide the economic catalyst for mining the existing low grade mineralization.

In March and April 2007 five additional holes will be drilled to define the general geometry of the high-grade zone out from hole MK-06-07 and to conduct initial testing of one other similar target 1½ kilometres to the east.  This next phase is budgeted at USD 600,000 and should be complete by early spring for possible follow-up in the summer.

Coffee Dome

The target at Coffee Dome is high-grade gold-arsenic-bismuth-tellurium vein-style mineralization.  The amount of work done on Coffee Dome in 2006 was limited due to ongoing negotiations on adjoining ground.  The 2006 work focused on follow-up soil sampling of two anomalous areas defined in 2005.  This work delineated a new gold anomaly with a strike length of over 500 metres.  The anomaly seems to have two parallel zones, one which is slightly lower grade, consisting of gold–arsenic, and a second zone of higher soil grades with gold-arsenic-bismuth-tellurium.  This is the most significant discovery to date on the Coffee Dome project.

The 2007 Coffee Dome plan is to drill approximately six holes on a number of targets in the summer with a proposed budget of USD 480,000.

Chisna

In 2006 the original Chisna claim block was explored using regional stream sediments, soils and mapping.  Ninety silt samples, 81 rock samples and 87 soil samples were collected.  The stream sediments detected several areas of anomalous copper and gold.  Rock and soil sampling around the core alteration areas produced high-grade copper, gold and silver anomalies.  The high-grade copper and gold values are not always associated with one another in the area and may represent separate mineralization events.  Copper and gold mineralization is related to broad areas of silica pyrite alteration which maybe the upward or lateral expression of a porphyry system at depth.

Based on the positive results, an additional 199 Alaska state mining claims covering 124 square kilometres were staked in October.  Negotiations are currently underway with surrounding land owners to expand the Company’s land position.

An aggressive program of exploration is planned in 2007 including a regional remote sensing survey and an airborne geophysical survey as well as expanded silt, soil and mapping surveys.  A budget of USD 400,000 has been allocated to Chisna in 2007.

West Tanana

The target on the West Tanana project is high-grade gold veins hosted in high-grade metamorphic rocks similar in character to those of the Fairbanks and Goodpaster Districts to the southeast.

In 2006 a detailed soil survey, consisting of 483 samples, was carried out at West Tanana in order to establish the shape and dimensions of the gold anomaly detected by earlier wide spaced surveys.  The results show that there are a number of subparallel north-northeast-trending zones of mineralization within a prominent quartzite unit.  The magnitude of the gold anomaly is quite high with 13% of the samples having greater than 100 parts per billion gold.  The gold mineralization is closely associated with elevated arsenic with a complex antimony and bismuth association, often independent of gold.  The total anomalous area is approximately 1 square kilometre and is open to the north where no sampling has been carried out, and to the south where it is covered by transported alluvial gravel and loess.

At present a 1,100 metre diamond drilling program is proposed for West Tanana in the summer of 2007 with a budget of USD 650,000.

BMP

In 2006, a block of 108 state mining claims covering 70 square kilometres (referred to as the “BMP” project) was staked in the McGrath Mining District, 60 kilometres north of the Company’s Terra project.  The area is underlain by Paleozoic sedimentary rocks and late Cretaceous to Tertiary volcanics and intrusions.  Mineralization styles in the area include skarns, intrusive-hosted veins and massive sediment-hosted mineralization of uncertain origin.  The BMP project has a number of historic showings discovered by the Anaconda Company in the 1970’s and 1980’s which contain high-grade copper, gold, silver and zinc values.  The main target is high grade copper-silver mineralization such as that known from the Sheep Creek Prospect just west of the BMP claims as well as gold, lead and zinc mineralization.

In 2007 the Company plans to follow-up the historic prospect anomalies and conduct a stream-sediment and mapping program with a budget of USD 150,000.

Blackshell

Exploration work on the Blackshell project in 2006 has defined an intrusion-hosted vein system similar in character to the Fort Knox deposit in Fairbanks.  A total of 329 soil samples and 102 rock samples were collected in the summer of 2006.  These delineate an area of over 1 square kilometre of anomalous soils that coincide with a specific quartz-feldspar porphyry plug.  Mineralization takes the form of narrow quartz veins with narrow selvages of sericite alteration in monzonitic intrusive rocks.  The geochemistry of the gold mineralization is similar to Fort Knox in that it has high bismuth and very low arsenic.  Other anomalous metals include molybdenum and tungsten.

Due to other priorities the Company plans to hold the Blackshell property in 2007 or joint venture it to a third party.

West Pogo

The target at West Pogo is gold-arsenic-bismuth mineralization in veins similar to those at the nearby Pogo Mine.  During 2006, 168 soil samples were collected over a 1.5 square kilometre area in the south block of the West Pogo Property.  The survey was designed to test the strike continuity of a mineralized structure drilled in 2003.  The survey did confirm the presence of an east-west structural zone with anomalous bismuth that extends roughly 1 kilometre to the west from the known mineralization.  Gold values in this geochemical target zone are weakly anomalous.  Due to other priorities, the 2007 West Pogo plan is to hold the project or joint venture it to a third party.

Gilles

The target at the Gilles projects is for an intrusion-related vein system.  In 2005 very high grade soil values were obtained from the core area of the Gilles project.  In 2006 these anomalies were expanded and the intrusive part of the system better defined.  A key factor with the project is the depth of sand cover which requires mechanized auger drilling to better define the gold anomalies.  The 2006 work identified resistant ribs of silicification associated with the gold anomalies and an additional block of 38 quarter section claims covering 24 square kilometres was staked over a topographic anomaly to the south west of Gilles.  To date, it is believed that the gold anomalies at Gilles are related to an intrusion related gold system although it needs further work to confirm this.

Due to other priorities the Company plans to hold the Gilles property in 2007 or joint venture it to a third party.

Caribou

Upon further examination of the Caribou project data the Company decided to terminate the existing lease on the property, and this was done on January 24, 2007.

Siwash Creek Property

On September 22, 2006, the Company entered into a letter agreement with Ravencrest Resources Ltd. (“Ravencrest”) whereby Ravencrest will acquire all interest in the Company’s ninety-seven Siwash mineral claims and one lot in exchange for the Company retaining a 5% net smelter returns royalty and Ravencrest’s assumption of all liabilities and risks concerning the property.  The mining venture agreement dated March 31, 2005 between the Company and Ravencrest was also terminated.  Accordingly, the Company wrote down the Siwash Silver Claims to a nominal value of $1, recognizing a charge to operations of $1,030,315 during the period ended November 30, 2006.

Optioned Properties

LMS

The mineralization target at the LMS project is for a distal intrusion-related gold system.  The mineralization discovered to date does not fall clearly into either a Fort Knox or Pogo model having high gold grades and low concentration of bismuth, arsenic and antimony.  Drilling and surface sampling at LMS continued until late September 2006.  A total of 5,985 metres of core was drilled. Significant intercepts received since the date of the MD&A for the period ended August 31, 2006 include the following:

Hole No.	From (m)	To (m)	Width (m)	Grade (g/t Au)	Grade (g/t Ag)	Host
LM-06-25	116.59	116.89	0.30	68.00	18.85	breccia-graph qtz py
LM-06-31	240.03	241.74	1.71	12.04	58.98	breccia-graph qtz py
	253.75	256.49	2.74	3.40	2.67	schist-graphite qtz
	265.63	270.78	5.15	4.18	1.56	gneiss-bio mus
	316.96	317.51	0.55	10.70	3.63	gneiss-bio
	334.21	337.26	3.05	2.74	2.48	gneiss-bio
LM-06-35	252.59	257.56	4.97	1.61	16.79	breccia-graph qtz py
LM-06-36	312.30	325.37	13.07	1.80	11.16	breccia-graph qtz py
including	319.67	325.37	5.70	2.70	16.00	breccia-graph qtz py

Holes LM-06-31, 35 and 36 all represent step outs to the northwest from hole LM-06-29 which had the 1,540 g/t intercept.  Hole LM-06-25 was drilled between hole 29 and the outcrop.  Together, these holes define a continuous mineralized zone 450 metres long which remains open to the northwest.  The width of the zone is approximately 250 metres.

The analysis of structural data collected in 2006 suggests that the veining is controlled by selective reactivation of the northern limb of a broad fold.  This reactivation was preferentially focused into the brittle graphitic quartzite unit, which hosts the majority of the mineralization, but also occurs in the footwall gneiss sequence.  The fold plunges to the west-northwest and it is anticipated that the mineralization will follow the plunge down dip.  It appears that the mineralization at LMS may represent leakage through the somewhat diffuse limb of the fold.  It is possible that following the mineralization to the north will lead to a focused source.

A number of soil geochemical anomalies were discovered at LMS during the initial ridge and spur survey of 2004.  However, the presence of loess and eolian sands has hampered the follow up of these anomalies.  In 2006 a track mounted auger rig was used to drill to depths of 12 metres through loess and sand cover and two of the original soil anomalies have been expanded.  One of these, the Jolly’s Cabin anomaly, was tested with drilling.  Both the holes drilled at Jolly’s encountered veining and silver-rich mineralization but the gold values were very low and often not associated with the silver mineralization.

In 2007 an aggressive program of soil geochemistry is planned to develop other geochemical anomalies in the LMS claim block.  The mineralization in the Camp zone may be an indicator of a larger and higher grade system laterally or at depth and further work will focus on this concept.  The 2007 plan for the LMS project has a budget of USD 550,000 with drilling scheduled for later in the fall.

Terra

The target at Terra is very high-grade deep epithermal veins which are generally hosted in a Cretaceous diorite or in sediments adjacent to the diorite.  In 2006 the geology of the Terra prospect was mapped to define more accurately the distribution and structural setting of the gold-bearing veins.  Two diamond drill holes, TR-06-16 and TR-06-17, were completed successfully.  Hole TR-06-15 was terminated prematurely due to ground conditions.  Holes TR-06-13 and TR-06-14 were abandoned in overburden.

In spite of the technical problems, the drill program is considered a success.  Holes 16 and 17 both intersected high-grade mineralization (see Table 1 below) representing a 170 metre step-out along strike from the 2005 drilling on Ben’s Vein.  Together, holes 16 and 17 define 200 metres of down-dip continuity from the surface vein outcrop.  In addition, the deepest intersection in hole TR-06-16 represents a new zone of mineralization near the diorite contact that does not outcrop.

Table 1:  Terra 2006 Intercepts >3gpt (cut off)

Hole No.	Interval (m)	Intercept (m)	Grade (g/t)
TR-06-16	80.31- 80.71	0.40	15.3
	89.92 - 90.22	0.30	3.7
	119.42 - 121.62	2.20	7.1
	171.24-171.45	0.21	5.0
	324.61-326.26	1.65	13.9

TR-06-17	40.23-40.69	0.46	5.6
	128.69-132.89	4.20	22.2
Including	130.06-132.89	2.83	31.0

Mapping in the vicinity of the main Terra Prospect has revealed outcropping high-grade veins at two additional locations immediately north of the veins drilled in 2005 and 2006.  These will be targets for drilling in 2007.  In addition, a new high-grade vein system was discovered 4 kilometres to the south which will also be targeted in 2007.

At present a 4,000 metre drill program is planned for Terra in 2007.  The main objectives will be to establish the continuity of structure and grade in the area of Ben’s Vein and to test the down dip continuity of other outcropping veins.  A budget of USD 1,900,000 is planned for the project with drilling planned from June through August.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this management discussion and analysis with respect to the Company’s mineral properties.  Mr. Pontius is the President and Chief Executive Officer of the Company.

The work programs at the Company’s Alaskan properties have been designed and are supervised by Dr. Russell Myers, Vice President - Exploration of Talon Gold (US) LLC (a wholly owned subsidiary of the Company responsible for carrying out the exploration programs on the Company’s Alaskan properties), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  All geochemical samples are secured and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

Due to the nature of the Company’s proposed business and the present stage of exploration of its Alaskan property interests (which are primarily early stage exploration properties with no known resources or reserves), the following risk factors, among others, will apply:

Mining Industry is Intensely Competitive:  The Company’s business is the acquisition, exploration and development of mineral properties.  The mining industry is intensely competitive and the Company will compete with other companies that have far greater resources.

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in size to return a profit from production.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  The great majority of exploration projects do not result in the discovery of commercially mineable deposits of ore.

Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions.  There can be no assurance that the price of the minerals that may be contained in any mineral deposit that may be discovered by the Company will be such that such property could be mined at a profit.

Permits and Licenses:  The operations of the Company will require licenses and permits from various governmental authorities.  There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

No Assurance of Profitability:  The Company has no history of earnings and, due to the nature of its business, there can be no assurance that the Company will ever be profitable.  The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  The only present source of funds available to the Company is from the sale of its common shares or, possibly, from the sale or optioning of a portion of its interest in its mineral properties.  Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists.  While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there can be no assurance that any such funds will be available on favourable terms, or at all.  At present, it is impossible to determine what amounts of additional funds, if any, may be required.  Failure to raise such additional capital could put the continued viability of the Company at risk.

Uninsured or Uninsurable Risks:  The Company may become subject to liability for pollution or hazards against which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation:  Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards.  In addition, the profitability of any mining prospect is affected by the market for precious and/or base metals which is influenced by many factors including changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Environmental Matters:  Existing and possible future environmental legislation, regulations and actions could cause significant expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted and which may well be beyond the capacity of the Company to fund.  The Company’s right to exploit any mining properties will be subject to various reporting requirements and to obtaining certain government approvals and there can be no assurance that such approvals, including environment approvals, will be obtained without inordinate delay or at all.

Insufficient Financial Resources:  The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of all of its planned exploration and development programs.  The development of the Company’s properties will therefore depend upon the Company’s ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There can be no assurance that the Company will be successful in obtaining the required financing.  Failure to raise the required funds could result in the Company losing, or being required to dispose of, its interest in its properties.  In particular, failure by the Company to raise the funding necessary to maintain in good standing the various option and lease agreements it has entered in could result in the loss of the rights of the Company to such properties.

Foreign Counties and Regulatory Requirements:  All of the mineral properties held by the Company are located in the United States of America where mineral exploration and mining activities may be affected in varying degrees by political instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Company’s business in that country.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in the country.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel:  The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability to design and carry out appropriate exploration programs on its Alaskan mineral properties; (ii) the ability to produce minerals from any mineral deposits that may be located; (iii) the ability to attract and retain additional key personnel in exploration, marketing, mine development and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company.  These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company and its consultants and employees.  There can be no assurance of success with any or all of these factors on which the Company’s operations will depend, or that the Company will be successful in finding and retaining the necessary employees, personnel and/or consultants in order to be able to successfully carry out such activities.  This is especially true as the competition for qualified geological, technical and mining personnel and consultants is particularly intense in the current marketplace.

Currency Fluctuations:  The Company presently maintains its accounts in Canadian and United States dollars.  The Company’s operations in the United States of America and its payment commitments and exploration expenditures under the various agreements governing its rights to the Alaskan mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations.  Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results.

Price Fluctuations and Share Price Volatility:  In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

Summary of Outstanding Share Data

Shares

The authorized share capital consists of 500,000,000 common shares without par value.  As at January 26, 2007 there were 30,351,218 common shares issued and outstanding.

Options

As at November 30, 2006, there were no outstanding incentive stock options granted pursuant to the 2006 Stock Option Plan.  On January 26, 2007, the Company granted incentive stock options to directors, officers, employees and consultants of the Company to purchase up to 2,830,000 common shares at a price of $2.70 until January 26, 2009.

Pursuant to the Company’s brokered private placement completed on August 4, 2006, the agents received 498,748 compensation options.  Each compensation option entitles the agents to purchase one additional common share at a price of $1.30 until August 4, 2008.  None of these options were exercised prior to November 30, 2006.  Subsequent to November 30, 2006, 151,392 compensation options were exercised for gross proceeds of $196,809.  Accordingly, as at January 26, 2007, an aggregate of 347,356 compensation options were outstanding.

Warrants

Warrant transactions are summarized as follows:

	Six months ended November 30, 2006		Year ended May 31, 2006
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price

Warrants exercisable, beginning of period	1,000,000	$0.26	-	-
Issued – non-brokered private placement	3,998,859	$1.00	1,000,000	$0.26
Issued – brokered private placement	2,799,802	$1.50	-	-
Issued – agent commission	174,560	$1.50	-	-
Exercised	(50,000)	($0.26)	-	-

Warrants exercisable, end of period	7,923,221	$1.10	1,000,000	$0.26

Subsequent to November 30, 2006, 102,701 of the $1.00 warrants were exercised for gross proceeds of $102,701, leaving an aggregate of 3,897,154 $1.00 warrants outstanding as at January 26, 2007, and 89,200 of the $1.50 warrants were exercised for gross proceeds of $133,800, leaving an aggregate of 2,885,162 $1.50 warrants outstanding as at January 26, 2007.

Selected Annual Information

Please see Management Discussion and Analysis for the fiscal year ended May 31, 2006.

Selected Financial Information

Description	November 30, 2006 $	November 30, 2005 $	May 31, 2006 $	May 31, 2005 $
	(six months)	(six months)	(annual)	(annual)
Interest Income	95,469	-	348	132
Consulting	63,100	30,000
Property investigation	196,278	20,881
Professional fees	71,826	11,065
Foreign exchange loss	25,303	-

Net loss	(1,750,047)	(78,940)	(127,228)	(121,483)
Per share	(0.08)	(0.008)	(0.01)	(0.01)
Total Current Assets	7,696,341	73,700	20,415	40,788
Mineral Properties	10,681,769	1,026,661	1,030,316	1,026,512
Long term financial liabilities	0	0	0	0
Cash dividends	N/A	N/A	N/A	N/A

Summary of Quarterly Results

Description	Six months ended Nov. 30 2006 $	Three months ended Aug. 31 2006 $	Year ended May 31 2006 $	Nine months ended Feb. 28 2006 $	Six months ended Nov. 30 2005 $	Three months ended Aug. 31 2005 $	Year ended May 31 2005 $	Nine months ended Feb. 28 2005 $
Interest Income	95,469	26,296	348	342	6	5	132	127
Net loss for period
Total	(1,750,047)	(358,395)	(127,228)	(100,057)	(78,604)	(27,940)	(121,483)	(50,120)
Per share	(0.08)	(0.02)	(0.01)	(0.01)	(0.008)	(0.003)	(0.01)	(0.005)

Results of Operations

Six months ended November 30, 2006 compared with six months ended November 30, 2005

For the six months ended November 30, 2006, the Company incurred losses of $1,750,047 as compared to net losses of $78,604 for the period ended November 30, 2005.  This is due to a significant increase in general exploration activity following the acquisition of the Company’s Alaskan properties from AngloGold.

General and administrative (operating) expenses for the period consisted of consulting fees of $63,100 (2005 - $30,000) which increased due to the Alaskan subsidiary operations.  Effective August 7, 2006, the Company’s wholly-owned Colorado subsidiary, Talon Gold (US) LLC, hired three employees to carry out work on the Company’s properties in Alaska which accounts for a new wage expense category.  Property investigation costs of $196,278 (2005 - $20,881) and donations (required pursuant to a property option agreement) of $11,664 (2005 - $Nil) increased for the same reason.  Wages of $172,863 (2005 - $Nil) were all incurred in the Alaskan operations.

Most other general expense categories, such as professional fees, regulatory, travel and investor relations, all increased as a result of the cost of the AngloGold transaction and the new operations in Alaska on the properties so acquired.  The Company also wrote down its Siwash property to a nominal value, incurring an expense of $1,030,215, as a result of entering into an agreement for its disposal to Ravencrest Resources Inc.

Three months ended November 30, 2006 compared with three months ended November 30, 2005

For the three months ended November 30, 2006, the Company incurred a loss of $1,391,652 (2005 - $50,664).  The explanations above relating to the six month period to November 30, 2006 also apply to the comparative analysis relating to the three month period ended November 30, 2005.

Liquidity and Capital Resources

As at November 30, 2006, the Company reported cash and cash equivalents of $7,637,954 compared to $6,695 for the year ended May 31, 2006.  The increase in cash was due to the net proceeds of $11,479,348 received upon the closing of the brokered and non-brokered private placements in conjunction with the closing of the AngloGold Alaskan property acquisitions on August 4, 2006.  During the three months ended November 30, 2006, the Company did not raise any additional funds.

As at November 30, 2006, the Company had working capital of $7,339,193, compared to a working capital deficiency of $14,318 as at May 31, 2006.  As at January 26, 2007, the Company had working capital of approximately $7,050,647.  The current cash and cash equivalents are sufficient to meet the Company’s anticipated cash requirements for the short term.  However, it is estimated that the Company will require approximately $83,000 per month, or approximately $1 million annually, to fund general and administrative expenses for the next twelve months.  In addition, the Company has committed to expend USD 6.5 million (approximately CAD 7.5 million) on the proposed 2007 exploration programs on the Sale Properties, the Option Properties and its other properties.  Therefore, based on the current working capital as at January 26, 2007, the Company believes it will be required to secure additional financing during the next twelve months.  It is possible that some of the required funding could come through the exercise of outstanding incentive stock options, warrants and compensation options, but there can be no guarantee that any such options or warrants will be exercised.

The Company expects that it will operate at a loss for the foreseeable future and that it will require additional financing to fund further exploration of current mineral properties or to acquire additional mineral properties.  Historically the Company has satisfied capital requirements primarily through the issuance of equity securities and through loan(s) from directors and officers.  The Company currently has no funding commitments or arrangements for additional financing at this time (other than the potential exercise of options or warrants) and, there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all.  The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

Transactions with Related Parties

During the period the Company paid $202,783 (2005 - $30,000) in consulting, rent and management fees and salaries to officers and to a company with common directors and officers and $Nil (2005 - $856) in professional fees to a company controlled by an individual who is a director of the Company.

At November 30, 2006, included in accounts payable and accrued liabilities was $17,638 (May 31, 2006 - $2,515) owing to related parties.

These transactions with related parties have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

The Company is presently in the process of negotiating for the acquisition of additional mineral tenures in Alaska, but there can be no assurance that any such transactions will be concluded.  In addition, the Company is proposing to acquire, by staking, additional mining claims in Alaska, but there can be no assurance that it will be successful in doing so.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported. Areas requiring the use of estimates include the rates of amortization for equipment, the recovery of resource property interests, the assumptions used in the determination of the fair value of stock-based compensation (if applicable) and the determination of the valuation allowance for future income tax assets.

Changes in Accounting Policies, including Initial Adoption

See Management Discussion and Analysis for the fiscal year ended May 31, 2006.

Financial Instruments and Other Instruments

The carrying values of the Company’s financial instruments which include cash, GST recoverable, prepaid expenses and deposits, accounts payable and accrued liabilities, loan payable and due to related parties approximate their respective fair values due to their short-term maturity.

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted as part of the Company’s continuous disclosure requirements is recorded, processed, summarized and reported, within the time periods specified by applicable regulatory authority.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure

Evaluation of Disclosure Controls and Procedures

Based on an evaluation of the Company’s disclosure controls and procedures as of the end of the period covered by this MD&A, the Company’s Chief Executive Officer and Chief Financial Officer have determined that the Company’s current disclosure controls and procedures are effective.

Changes in Internal Control Over Financial Reporting

There have not been any changes in the Company’s internal control over financial reporting or any other factors during the three month period ended November 30, 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure with Respect to Management Compensation

As required by TSXV Policy 3.1, the Company provides the following disclosure with respect to management compensation:

1.

During the three months ended November 30, 2006, the Company did not have any standard compensation arrangements, directly or indirectly, with directors and officers of the Company for their services as directors or officers of the Company or any of its subsidiaries, or in any other capacity, except for the following officers, who are paid the following amounts, either as employees or consultants:

Name	Position	Monthly Salary/Consulting Fee
Jeffrey A. Pontius	President and Chief Executive Officer	USD 15,833(1)
Russell Myers	Vice-President, Exploration	USD 8,333(2)
Quatloo Investment Management Inc.	Investor Relations Consultant	CAD 4,000(3)
Michael Kinley	Chief Financial Officer	CAD 5,000
Anton J. Drescher	Former President	CAD 5,000(4)

Notes:

1.

Pursuant to an employment agreement dated August 7, 2006 between Talon Gold (US) LLC and Mr. Pontius, Talon has retained Mr. Pontius as its President.  Mr. Pontius is paid a monthly salary plus a benefit package, the cost of which package approximates USD 6,500 per month.  There are no provisions in such employment agreement with respect to severance or payment on termination.

2.

Pursuant to an employment agreement dated August 7, 2006 between Talon Gold (US) LLC and Mr. Myers, Talon has retained Mr. Myers as its Vice-President, Exploration.  Mr. Myers is paid a monthly salary plus a benefit package, the cost of which package approximates USD 3,500 per month.  There are no provisions in such employment agreement with respect to severance or payment on termination.

3.

Pursuant to a consulting agreement dated August 1, 2006 between ITH and Quatloo Investment Management Inc. (a company controlled by Quentin Mai, the Vice-President, Corporate Communications, of the Company) (“Quatloo”), ITH has retained Quatloo to provide investor relations services to the Company.  The agreement is terminable on thirty days notice by either party.

4.

Pursuant to an arrangement with Harbour Pacific Capital Corp. (“Harbour”), a company controlled by Mr. Drescher, ITH paid Harbour a monthly fee for consulting and accounting services provided by Harbour.  This agreement was terminated on October 31, 2006.

2.

The Company does not have any other arrangements under which directors and officers were directly or indirectly compensated for their services as directors and officers of the Company or any of its subsidiaries, or in any other capacity, from the Company or its subsidiaries, during the quarter ended November 30, 2006.

3.

The Company does not have any arrangement relating to severance payments to be paid to directors or officers of the Company or its subsidiaries.